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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*



                         A.C. MOORE ARTS & CRAFTS, INC.
                         ------------------------------
                                (Name of Issuer)



                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)



                                   00086T 10 3
                         ------------------------------
                                 (CUSIP Number)

                                 MARCH 31, 2006
                         ------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [   ]    Rule 13d-1(b)
         [ X ]    Rule 13d-1(c) (The 2004 William Kaplan GRAT** and William
                                 Kaplan 2006 GRAT***)
         [ X ]    Rule 13d-1(d) (William Kaplan)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Joins filing as its Amendment No. 3 to Schedule 13G with respect to the subject class of securities.

*** Joins filing as its initial Schedule 13G with respect to the subject class of securities.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (3-06)

________________________________________________________________________________

CUSIP NO.    00086T 10 3           SCHEDULE 13G                      Page 2 of 8
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Kaplan
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                          (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,000,000 shares   (See Item 4)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,000,000 shares   (See Item 4)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000 shares   (See Item 4)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)                                               [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.1%    (See Item 4)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)

     IN
________________________________________________________________________________

________________________________________________________________________________

CUSIP NO.    00086T 10 3           SCHEDULE 13G                      Page 3 of 8
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     The 2004 William Kaplan GRAT
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                         (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0 shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0 shares
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)                                              [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)

     00
________________________________________________________________________________

________________________________________________________________________________

CUSIP NO.    00086T 10 3           SCHEDULE 13G                      Page 4 of 8
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Kaplan 2006 GRAT
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                         (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,740,699 shares  (See Item 4)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,740,699 shares  (See Item 4)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,740,699 shares  (See Item 4)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)                                              [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8% (See Item 4)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)

     00
________________________________________________________________________________

Item 1(a)         Name of Issuer:
                  ---------------

                  A.C. Moore Arts & Crafts, Inc. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------
                  130 A.C. Moore Drive, Berlin, NJ 08009

Item 2(a)         Name of Person Filing:
                  ----------------------
                  William Kaplan, The 2004 William Kaplan GRAT and the William Kaplan 2006 GRAT (collectively, the "Reporting Persons")

Item 2(b)         Address of Principal Business Office or, if none, Residence:
                  ------------------------------------------------------------
                  William Kaplan: c/o A.C. Moore Arts & Crafts, Inc.,
                  130 A.C. Moore Drive,
                  Berlin, NJ 08009

                  The 2004 William Kaplan GRAT: c/o Jane T. Monahan, V.P., J.P. Morgan Trust Company of Delaware,
                  500 Stanton Christiana Road,
                  Newark, DE 19713

                  William Kaplan 2006 GRAT: c/o Anne L. Stallman, V.P., J.P. Morgan Trust Company of Delaware, 500 Stanton Christiana Road, Newark, DE 19713

Item 2(c)         Citizenship:
                  ------------
                  William Kaplan:  United States of America

                  The 2004 William Kaplan GRAT:  State of Delaware

                  William Kaplan 2006 GRAT:  State of Delaware

Item 2(d)         Title of Class of Securities:
                  -----------------------------
                  Common Stock, no par value

Item 2(e)         CUSIP Number:
                  -------------
                  00086T 10 3

Item 3            Not Applicable

Item 4            Ownership:
                  ----------

                  (a) Amount beneficially owned: As of March 31, 2006, William Kaplan beneficially owned 2,000,000 shares* of common stock of the Issuer.

                           As of March 31, 2006, The 2004 William Kaplan GRAT beneficially owned 0 shares of common stock of the Issuer.

                           As of March 31, 2006, the William Kaplan 2006 GRAT beneficially owned 1,740,699 shares of common stock of the Issuer.

                           The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any equity securities covered by this Schedule 13G or (b) that this
                           Schedule 13G is legally required to be filed by the Reporting Persons.

                  (b)      Percent of class: **

                           William Kaplan - 10.1%

                           The 2004 William Kaplan GRAT - 0%

                           William Kaplan 2006 GRAT - 8.8%

                  (c) Number of shares as to which each of the Reporting Persons has:

                           (i)      sole power to vote or to direct the vote:

                                    William Kaplan - 2,000,000 shares*** of
                                    common stock of the Issuer;

                                    The 2004 William Kaplan GRAT - 0 shares of common stock of the Issuer;

                                    William Kaplan 2006 GRAT - 1,740,699 shares
                                    of common stock of the Issuer;
---------
* Includes 259,301 shares owned of record by the William Kaplan 2005 GRAT (the "2005 GRAT") and 1,740,699 shares owned of record by the William Kaplan 2006 GRAT (the "2006 GRAT" and together with the 2005 GRAT, the "GRATs"). By virtue of William Kaplan's position as Investment Trustee of each of the GRATs, William Kaplan has the power to vote and dispose, and therefore may be deemed to be the beneficial owner of the shares owned of record by the GRATs.

** Percentages are based on 19,852,075 shares of common stock of the Issuer outstanding as of March 6, 2006, as reported in the Issuer's annual report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 13, 2006.

*** William Kaplan has the sole power (i) to vote or to direct the vote of and
(ii) to dispose or to direct the disposition of 259,301 shares of common stock of the Issuer as the Investment Trustee of the 2005 GRAT and 1,740,699 shares of common stock of the Issuer as the Investment Trustee of the 2006 GRAT.

                           (ii)     shared power to vote or to direct the vote:

                                    William Kaplan - 0 shares of common stock of the Issuer;

                                    The 2004 William Kaplan GRAT - 0 shares of common stock of the Issuer;

                                    William Kaplan 2006 GRAT - 0 shares of
                                    common stock of the Issuer;

                           (iii) sole power to dispose or to direct the disposition of:

                                    William Kaplan - 2,000,000 shares*** of
                                    common stock of the Issuer;

                                    The 2004 William Kaplan GRAT - 0 shares of common stock of the Issuer;

                                    William Kaplan 2006 GRAT - 1,740,699 shares of common stock of the Issuer;

                           (iv) shared power to dispose or to direct the disposition of:

                                    William Kaplan - 0 shares of common stock of the Issuer;

                                    The 2004 William Kaplan GRAT - 0 shares of common stock of the Issuer.

                                    William Kaplan 2006 GRAT - 0 shares of
                                    common stock of the Issuer;

Item 5            Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].****

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  -------
                  Not Applicable

Item 7 Identification and Classification of the Subsidiary Which ----------------------------------------------p----------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company:
                  --------
                  Not Applicable

---------------
**** The 2004 William Kaplan GRAT has ceased to be the beneficial owner of more than five percent of the subject class of securities.

Item 8            Identification and Classification of Members of the Group:
                  ----------------------------------------------------------
                  Not Applicable

Item 9            Notice of Dissolution of Group:
                  -------------------------------
                  Not Applicable

Item 10           Certification
                  -------------

                  By signing below I, William Kaplan, as Investment Trustee of The 2004 William Kaplan GRAT and the William Kaplan 2006 GRAT, certify that, to the best of my knowledge and belief, the securities referred to above were not acquired by The 2004 William Kaplan GRAT or the William Kaplan 2006 GRAT and are not held by The 2004 William Kaplan GRAT or the William Kaplan 2006 GRAT for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired by The 2004 William Kaplan GRAT or the William Kaplan 2006 GRAT and are not held by The 2004 William Kaplan GRAT or the William Kaplan 2006 GRAT in connection with or as a participant in any transaction having that purpose or effect.

                                                                     Page 8 of 8
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 10, 2006                   By:  /s/ William Kaplan
                                              ---------------------------------
                                              Name:  William Kaplan


                                         THE 2004 WILLIAM KAPLAN GRAT


Date:   April 10, 2006                   By:  /s/ William Kaplan
                                              ---------------------------------
                                              Name:  William Kaplan
                                              Title: Investment Trustee


                                         WILLIAM KAPLAN 2006 GRAT


Date:   April 10, 2006                   By:  /s/ William Kaplan
                                              ---------------------------------
                                              Name:  William Kaplan
                                              Title: Investment Trustee

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


         This Amendment to Schedule 13G (the "Statement") is filed on behalf of each of the following reporting persons: William Kaplan, The 2004 William Kaplan GRAT and the William Kaplan 2006 GRAT (individually, a "Reporting Person" and, collectively, the "Reporting Persons"). Each Reporting Person hereby agrees and consents to the joint filing of the Statement on behalf of each Reporting Person pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person represents that he or it, as the case may be, is eligible to file the Statement. Each Reporting Person understands that he or it, as the case may be, is responsible for the timely filing of the Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained in the Statement; each Reporting Person understands that he or it, as the case may be, is not responsible for the completeness or accuracy of the information concerning the other Reporting Person making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement and the filing of the Statement shall not be construed as an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such Reporting Persons for the purposes of Section 13(d) or 13(g) of the Exchange Act. This Statement and this Joint Filing Agreement may be executed in more than one counterpart.

Date:   April 10, 2006                   By:  /s/ William Kaplan
                                              ---------------------------------
                                              Name:  William Kaplan


                                         THE 2004 WILLIAM KAPLAN GRAT


Date:   April 10, 2006                   By:  /s/ William Kaplan
                                              ---------------------------------
                                              Name:  William Kaplan
                                              Title: Investment Trustee


                                         WILLIAM KAPLAN 2006 GRAT


Date:   April 10, 2006                   By:  /s/ William Kaplan
                                              ---------------------------------
                                              Name:  William Kaplan
                                              Title: Investment Trustee